UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November 2025

____________________

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of relevant information dated November 14, 2025 (Quarterly Consolidated Results as of September 30, 2025)

Item 1

Quarterly report – Third quarter 2025

Information reported in Ps billions[1] and under IFRS

(1) We refer to billions as thousands of millions.

Bogotá D.C., Colombia

Carrera 13 No 26A - 47 - 23rd Floor

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities in Colombia and in the United States (“SEC”). As such, it is subject to compliance with securities regulation in Colombia and applicable U.S. securities regulation. Grupo Aval is also subject to the inspection and supervision of the Superintendency of Finance as holding company of the Aval financial conglomerate.

The consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB. Details of the calculations of non-IFRS measures such as ROAA and ROAE, among others, are explained when required in this report.

This report includes forward-looking statements. In some cases, you can identify these forward-looking statements by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these and other comparable words. Actual results and events may differ materially from those anticipated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risk described from time to time in our filings with the Registro Nacional de Valores y Emisores and the SEC.

Recipients of this document are responsible for the assessment and use of the information provided herein. Matters described in this presentation and our knowledge of them may change extensively and materially over time, but we expressly disclaim any obligation to review, update or correct the information provided in this report, including any forward looking statements, and do not intend to provide any update for such material developments prior to our next earnings report.

The Financial Statements of Grupo Aval Acciones y Valores S.A., in accordance with Colombian regulations, must be filed with the market and with the Superintendency of Finance with the opinion of an external auditor. At the time of this Solicitation, this process is still ongoing.

The content of this document and the figures included herein are intended to provide a summary of the subjects discussed rather than a comprehensive description.

When applicable, in this document we refer to billions as thousands of millions.

1

Report of 3Q2025 consolidated results Information reported in Ps billions and under IFRS, except per share information

ABOUT GRUPO AVAL

Grupo Aval, leading financial conglomerate in Colombia, operates through: four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), the largest private pensions and severance fund manager in Colombia (Porvenir), and the largest merchant bank in Colombia (Corficolombiana). In addition, it is present in Panama through Multibank's operation through Banco de Bogotá.

Grupo Aval Acciones y Valores S.A. ("Grupo Aval") is an issuer of securities in Colombia and the United States ("SEC").

As of September 30, 2025, the Company has the following issuances:

Stocks	Securities issues in force
Type of security	Common stock	Preferred stock
Trading system	Stock exchange	Stock exchange
Stock exchange	Colombian Stock Exchange (BVC)
Outstanding Shares (*)	16,179,224,880	7,564,250,874
Issue amount(*)	16,179,224,880	7,564,250,874
Amount placed(*)	16,179,224,880	7,564,250,874

Local Bonds
Year	Principal (million)	Rate	Rating
Issue of 2016 - Series A - 10 years	93,000	CPI+3.86%	AAA –BRC Investor Services S.A.
Issue of 2016 - Series A - 20 years	207,000	CPI+4.15%
Issue of 2017 - Series A - 25 years	300,000	CPI +3.99%
Issue of 2019 - Series A - 20 years	300,000	CPI +3.69%
Issue of 2024 - Series A - 15 years	200,000	CPI +6.16%
Issue of 2024 - Series C - 3 years	100,000	10.08%
	1,200,000
International Bonds
	Principal U. S. (million)	Rate	Rating
Issue of 2020 - 10 years	US 1,000	4.375%	Ba2 / Stable (Moody’s) BB+ / Negative (Fitch)

Main domicile: Bogotá D.C., Colombia

Address: Carrera 13 No 26A – 47- 23rd Floor

2

Table of contents

Key results of 3Q25	4
Consolidated Financial Results	5
– Statement of Financial Position Analysis	7
– Income Statement Analysis	15
Grupo Aval + Grupo Aval Limited	19
Separated Financial Results	20
– Statement of Financial Position Analysis	20
– Income Statement Analysis	20
Definitions	21
Consolidated Financial Statements	22
Separate Financial Statements	24

3

Report of 3Q2025 consolidated results Information reported in Ps billions and under IFRS, except per share information

Bogotá, November 12th, 2025. Grupo Aval S.A. (NYSE:AVAL) reported a consolidated attributable net income of Ps 521.0 billion (Ps 21.9 pesos per share) for 3Q2025, 5.3% higher than for 2Q25 and 25.3% higher than for 3Q24.

ROAE was 11.5% and ROAA was 1.0% for the quarter.

•	Gross loans reached 203.4 trillion pesos, a 4.6% growth versus 3Q24. Consolidated deposits reached 212.6 trillion pesos, an 8.5% growth versus 3Q24.

•	As of August 2025, our total market share was 25.1% (-9 pbs LTM), incorporating gains in consumer (+56 pbs) and mortgage (+188 pbs) loans, and a lower share in commercial loans (-77 pbs).

•	The quality of our loan portfolio improved 17 bps to 4.6% on a +30 PDLs basis and 15 bps to 3.4% on a +90 PDLs basis during the quarter.

•	Cost of risk for the quarter was 1.9%, 2 bps lower than the same quarter last year, as a result of a 39 pbs improvement in consumer loans to 3.9% and a 5-bps increase in commercial loans to 1.0%.

•	Total NIM increased 46 bps over the 12-months to 4.35%, with NIM on loans increasing 21 bps to 4.42%.

•	OPEX decreased 1.4% versus last quarter with Cost to income reaching 50.7% for the quarter, 6 bps higher than the same quarter for last year. Cost to Assets efficiency was 2.7% compared to the 2.6% of 3Q24.

4

Report of 3Q2025 consolidated results Information reported in Ps billions and under IFRS, except per share information

	COP $tn	3Q24	2Q25	3Q25	3Q25 vs 2Q25	3Q25 vs 3Q24
Balance Sheet	Gross Loans	$ 194.5	$ 199.4	$ 203.4	2.1%	4.6%
	Deposits	$ 196.0	$ 211.8	$ 212.6	0.4%	8.5%
	Net Loans /Total Assets	1.06 x	1.10 x	1.09 x	-0.02 x	0.02 x

Loan Quality	90 days PDLs / Gross Loans	4.3%	3.5%	3.4%	(15) bps	(93) bps
	Allowance/90 days PDLs	1.25 x	1.31 x	1.31 x	0.01 x	0.07 x
	Cost of risk	1.9%	1.7%	1.9%	19 bps	(2) bps

Profitability	Net interest margin	3.9%	4.0%	4.3%	35 bps	46 bps
	NIM on loans	4.2%	4.5%	4.4%	(6) bps	21 bps
	Fee income Ratio	21.6%	20.5%	21.9%	142 bps	26 bps
	Efficiency Ratio (income)	50.7%	52.0%	50.7%	(124) bps	6 bps
	Efficiency Ratio (assets)	2.6%	2.8%	2.7%	(9) bps	9 bps
	Attributable net income (in Ps. billion)	$ 415.7	$ 494.9	$ 521.0	5.3%	25.3%
	ROAA	0.9%	1.1%	1.0%	(1) bps	13 bps
	ROAE	9.7%	11.3%	11.5%	19 bps	177 bps

Gross loans excludes interbank and overnight funds. PDLs 90+ defined as loans more than 90 days past due. Cost of Risk calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans. Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets. Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. ROAA is calculated as annualized Net Income divided by average of total assets. ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. NS refers to non-significant figures.

5

Report of 3Q2025 consolidated results Information reported in Ps billions and under IFRS

Consolidated Statement of Financial Position	3Q24	2Q25	3Q25	Δ
				3Q25 vs. 2Q25	3Q25 vs. 3Q24
Cash and cash equivalents	19,151.9	18,633.9	18,081.3	-3.0%	-5.6%
Trading assets	20,234.6	24,668.9	28,056.6	13.7%	38.7%
Investment securities	36,525.2	40,197.3	42,010.9	4.5%	15.0%
Hedging derivatives assets	71.8	40.0	36.6	-8.4%	-49.0%
Total loans, net	184,554.6	191,805.5	195,869.0	2.1%	6.1%
Tangible assets	7,172.7	7,217.4	7,133.7	-1.2%	-0.5%
Goodwill	2,215.2	2,211.2	2,205.9	-0.2%	-0.4%
Concession arrangement rights	13,998.9	14,148.6	14,121.6	-0.2%	0.9%
Other assets	36,690.7	36,775.5	36,325.1	-1.2%	-1.0%
Total assets	320,615.6	335,698.4	343,840.8	2.4%	7.2%
Trading liabilities	983.4	1,259.1	1,438.9	14.3%	46.3%
Hedging derivatives liabilities	25.0	36.0	24.4	-32.3%	-2.2%
Customer deposits	196,025.0	211,825.0	212,609.7	0.4%	8.5%
Interbank borrowings and overnight funds	21,296.0	18,247.8	25,334.2	38.8%	19.0%
Borrowings from banks and others	21,027.4	22,038.7	22,664.1	2.8%	7.8%
Bonds issued	24,658.7	24,159.7	23,755.4	-1.7%	-3.7%
Borrowings from development entities	4,009.2	4,287.7	4,355.6	1.6%	8.6%
Other liabilities	19,800.3	20,194.2	19,022.4	-5.8%	-3.9%
Total liabilities	287,824.9	302,048.2	309,204.8	2.4%	7.4%
Equity attributable to owners of the parent	17,386.5	17,759.5	18,411.2	3.7%	5.9%
Non-controlling interest	15,404.3	15,890.7	16,224.8	2.1%	5.3%
Total equity	32,790.8	33,650.2	34,636.0	2.9%	5.6%
Total liabilities and equity	320,615.6	335,698.4	343,840.8	2.4%	7.2%

Consolidated Statement of Income	3Q24	2Q25	3Q25	Δ
				3Q25 vs. 2Q25	3Q25 vs. 3Q24
Interest income	6,874.0	6,717.1	6,717.0	0.0%	-2.3%
Interest expense	5,206.0	4,695.9	4,844.9	3.2%	-6.9%
Net interest income	1,667.9	2,021.2	1,872.1	-7.4%	12.2%
Loans and other accounts receivable	1,096.4	1,118.6	1,112.3	-0.6%	1.4%
Other financial assets	(0.1)	10.3	0.1	-98.8%	N.A
Recovery of charged-off financial assets	(157.7)	(262.7)	(148.9)	-43.3%	-5.6%
Net impairment loss on financial assets	938.6	866.1	963.5	11.2%	2.7%
Net interest income, after impairment losses	729.4	1,155.0	908.6	-21.3%	24.6%
Net income from commissions and fees	881.8	910.0	983.0	8.0%	11.5%
Gross profit from sales of goods and services	523.3	493.4	462.6	-6.3%	-11.6%
Net trading income	498.2	564.4	521.0	-7.7%	4.6%
Net income from other financial instruments mandatory at FVTPL	82.1	89.3	89.3	0.0%	8.8%
Total other income	421.1	364.7	560.9	53.8%	33.2%
Total other expenses	2,064.8	2,309.3	2,277.5	-1.4%	10.3%
Net income before income tax expense	1,071.1	1,267.5	1,248.0	-1.5%	16.5%
Income tax expense	342.4	383.8	356.4	-7.1%	4.1%
Net income for the period	728.7	883.7	891.6	0.9%	22.4%
Non-controlling interest	313.0	388.7	370.6	-4.7%	18.4%
Net income attributable to owners of the parent	415.7	494.9	521.0	5.3%	25.3%

Key ratios	3Q24	2Q25	3Q25	YTD 2024	YTD 2025
Net Interest Margin(1)	2.9%	3.4%	3.1%	3.1%	3.2%
Net Interest Margin (including net trading income)(1)	3.9%	4.0%	4.3%	3.6%	3.9%
Efficiency ratio(2)	50.7%	52.0%	50.7%	51.9%	51.2%
90 days PDL / Gross loans (5)	4.3%	3.5%	3.4%	4.3%	3.4%
Provision expense / Average gross loans (6)	1.9%	1.7%	1.9%	2.3%	1.9%
Allowance / 90 days PDL (5)	1.25	1.31	1.31	1.25	1.31
Allowance / Gross loans	5.4%	4.6%	4.4%	5.4%	4.4%
Charge-offs / Average gross loans (6)	2.9%	3.1%	2.4%	2.7%	3.0%
Total loans, net / Total assets	57.6%	57.1%	57.0%	57.6%	57.0%
Deposits / Total loans, net	106.2%	110.4%	108.5%	106.2%	108.5%
Equity / Assets	10.2%	10.0%	10.1%	10.2%	10.1%
Tangible equity ratio (7)	8.9%	8.6%	8.7%	8.9%	8.7%
ROAA(3)	0.9%	1.1%	1.0%	0.7%	1.0%
ROAE(4)	9.7%	11.3%	11.5%	5.8%	10.4%
Shares outstanding (EoP)	23,743,475,754	23,743,475,754	23,743,475,754	23,743,475,754	23,743,475,754
Shares outstanding (Average)	23,743,475,754	23,743,475,754	23,743,475,754	23,743,475,754	23,743,475,754
Common share price (EoP)	413.0	580.0	650.0	413.0	650.0
Preferred share price (EoP)	420.0	570.0	655.0	420.0	655.0
BV/ EoP shares in Ps.	732.3	748.0	775.4	732.3	775.4
EPS	17.5	20.8	21.9	30.9	58.0

P/E (8)	6.0	6.8	7.5	10.2	8.5
P/BV (8)	0.6	0.8	0.8	0.6	0.8

(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income; (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ attributable equity for each quarter; (5) PDLs 90+ defined as loans more than 90 days past due include interest accounts receivables. Gross loans excluding interbank and overnight funds; (6) Refers to average gross loans for the period; (7) Tangible Equity Ratio is calculated as Total Equity minus Intangibles (excluding those related to concessions) divided by Total Assets minus Intangibles (excluding those related to concessions); (8) Based on Preferred share prices.

6

Report of 3Q2025 consolidated results Information reported in Ps billions and under IFRS

Consolidated Financial Results

Statement of Financial Position Analysis

1. Assets

Total assets as of September 30th, 2025 totaled Ps 343,840.8 billion showing an increase of 7.2% versus total assets in September 30th, 2024 and an increase of 2.4% versus June 30th, 2025. Growth was mainly driven by (i) a 6.1% year over year growth in total loans, net to Ps 195,869.0 billion, (ii) a 38.7% year over year growth in trading assets to Ps 28,056.6 billion, and

(iii) a 15.0% year over year increase in investment securities to Ps 42,010.9 billion.

1.1 Loan portfolio

Gross loans (excluding interbank and overnight funds) increased by 4.6% between September 30th, 2025 and September 30th, 2024 to Ps 203,445.2 billion mainly driven by (i) a 18.6% increase in Mortgages to Ps 24,446.7 billion, (ii) a 4.1% increase in Consumer loans to Ps 63,668.3 billion, and (iii) a 2.2% increase in Commercial loans to Ps 115,328.6 billion.

Interbank & overnight funds increased by 215.7% to Ps 1,430.2 billion between September 30th, 2025 and September 30th, 2024

Loss allowance was Ps 9,006.3 billion as of September 30th, 2025, taking net loans to Ps 195,869.0 billion.

Total loans, net	3Q24	2Q25	3Q25	Δ
				3Q25 vs. 2Q25	3Q25 vs. 3Q24
Gross loans
Commercial loans	112,798.3	113,011.8	115,328.6	2.1%	2.2%
Consumer loans	61,133.1	62,725.1	63,668.3	1.5%	4.1%
Mortgages loans	20,604.0	23,618.6	24,446.7	3.5%	18.6%
Microcredit loans	5.0	1.5	1.6	4.3%	-67.7%
Gross loans	194,540.4	199,357.1	203,445.2	2.1%	4.6%
Interbank & overnight funds	453.0	1,601.1	1,430.2	-10.7%	215.7%
Total gross loans	194,993.4	200,958.2	204,875.3	1.9%	5.1%
Loss allowance	(10,438.8)	(9,152.7)	(9,006.3)	-1.6%	-13.7%
Allowance for impairment of commercial loans	(5,644.9)	(4,729.3)	(4,665.0)	-1.4%	-17.4%
Allowance for impairment of consumer loans	(4,326.4)	(3,938.3)	(3,844.1)	-2.4%	-11.1%
Allowance for impairment of mortgages	(463.5)	(484.1)	(496.3)	2.5%	7.1%
Allowance for impairment of microcredit loans	(4.1)	(1.0)	(1.0)	0.1%	-75.4%
Total loans, net	184,554.6	191,805.5	195,869.0	2.1%	6.1%

7

Report of 3Q2025 consolidated results Information reported in Ps billions and under IFRS

The following table shows the gross loan composition per product of each of our loan categories.

Gross loans	3Q24	2Q25	3Q25	Δ
				3Q25 vs. 2Q25	3Q25 vs. 3Q24
General purpose	79,413.3	81,073.7	83,540.1	3.0%	5.2%
Working capital	16,801.4	15,151.2	15,098.9	-0.3%	-10.1%
Financial leases	11,839.6	12,080.5	12,068.4	-0.1%	1.9%
Funded by development banks	3,661.0	3,629.4	3,451.0	-4.9%	-5.7%
Overdrafts	721.1	726.2	812.1	11.8%	12.6%
Credit cards	361.7	350.7	358.0	2.1%	-1.0%
Commercial loans	112,798.3	113,011.8	115,328.6	2.1%	2.2%
Payroll loans	33,795.0	34,916.9	35,288.6	1.1%	4.4%
Personal loans	14,290.8	14,789.8	15,379.8	4.0%	7.6%
Credit cards	7,221.0	7,005.0	6,975.3	-0.4%	-3.4%
Automobile and vehicle	5,609.7	5,710.3	5,718.5	0.1%	1.9%
Financial leases	17.7	20.5	19.9	-2.8%	12.5%
Overdrafts	79.3	73.1	82.5	12.8%	4.1%
Other	119.6	209.5	203.7	-2.8%	70.3%
Consumer loans	61,133.1	62,725.1	63,668.3	1.5%	4.1%
Mortgages	18,367.2	21,037.7	21,732.2	3.3%	18.3%
Housing leases	2,236.9	2,580.9	2,714.5	5.2%	21.4%
Mortgages loans	20,604.0	23,618.6	24,446.7	3.5%	18.6%
Microcredit loans	5.0	1.5	1.6	4.4%	-67.7%
Gross loans	194,540.4	199,357.1	203,445.2	2.1%	4.6%
Interbank & overnight funds	453.0	1,601.1	1,430.2	-10.7%	215.7%
Total gross loans	194,993.4	200,958.2	204,875.3	1.9%	5.1%

In terms of gross loans (excluding interbank and overnight funds), 92.5% are domestic and 7.5% are foreign (reflecting the Multi Financial Holding operation). In terms of currency, 84.2% are peso denominated loans and 15.8% are USD denominated.

A 3.6% yearly appreciation of the Peso relative to the U.S. Dollar, negatively impacted growth metrics for US Dollar denominated loans in Pesos.

Commercial loans increased by 2.2% versus 3Q24 and 2.1% versus 2Q25. Over the year, Peso denominated loans increased by 3.8%, while dollar denominated loans increased 3.4% in dollar terms.

Consumer Loans increased by 4.1% versus 3Q24 and 1.5% versus 2Q25. Peso denominated consumer loans grew by 4.5% yearly, while dollar denominated loans increased 6.2% in dollar terms.

Mortgages increased by 18.6% versus 3Q24 and 3.5% versus 2Q25. Over the year, Peso denominated loans increased by 23.5%, while dollar denominated loans decreased 0.2% in dollar terms.

8

Report of 3Q2025 consolidated results Information reported in Ps billions and under IFRS

The following table shows the loans and receivables composition per segment.

Gross loans / Segment ($)	3Q24	2Q25	3Q25	Δ
				3Q25 vs. 2Q25	3Q25 vs. 3Q24
Banking services	193,162.0	198,077.5	202,357.8	2.2%	4.8%
Merchant Banking	2,820.2	2,895.2	2,821.4	-2.5%	0.0%
Pension and Severance Fund Management	-	-	-	-	-
Holding	1,338.2	1,105.7	1,065.9	-3.6%	-20.3%
Eliminations	(2,780.0)	(2,721.3)	(2,800.0)	2.9%	0.7%
Gross loans	194,540.4	199,357.1	203,445.2	2.1%	4.6%
Interbank & overnight funds	453.0	1,601.1	1,430.2	-10.7%	215.7%
Total gross loans	194,993.4	200,958.2	204,875.3	1.9%	5.1%

Gross loans / Segment (%)	3Q24	2Q25	3Q25

Banking services	99.3%	99.4%	99.5%
Merchant Banking	1.4%	1.5%	1.4%
Pension and Severance Fund Management	0.0%	0.0%	0.0%
Holding	0.7%	0.6%	0.5%
Eliminations	-1.4%	-1.4%	-1.4%
Gross loans	100.0%	100.0%	100.0%

30-days and 90 days past due loans improved compared to the previous quarter, reaching the lowest level since 4Q22 for both 90-day and 30-day PDLs. Commercial portfolio deterioration peaked during 3Q24 and 30 days PDLs improved 8 bps compared with the last quarter. Consumer portfolio ratios continued the positive trend for the sixth consecutive quarter.

Past due loans	3Q24	2Q25	3Q25	Δ
				3Q25 vs. 2Q25	3Q25 vs. 3Q24
Performing	106,718.0	108,069.5	110,379.3	2.1%	3.4%
Between 31 and 90 days past due	740.2	570.3	698.1	22.4%	-5.7%
+90 days past due	5,340.1	4,372.0	4,251.2	-2.8%	-20.4%
Commercial loans	112,798.3	113,011.8	115,328.6	2.1%	2.2%
Performing	57,440.0	59,547.0	60,687.5	1.9%	5.7%
Between 31 and 90 days past due	1,524.6	1,397.3	1,254.2	-10.2%	-17.7%
+90 days past due	2,168.5	1,780.8	1,726.6	-3.0%	-20.4%
Consumer loans	61,133.1	62,725.1	63,668.3	1.5%	4.1%
Performing	19,162.3	22,151.8	22,934.2	3.5%	19.7%
Between 31 and 90 days past due	589.5	613.4	641.6	4.6%	8.8%
+90 days past due	852.3	853.5	870.8	2.0%	2.2%
Mortgages loans	20,604.0	23,618.6	24,446.7	3.5%	18.6%
Performing	0.9	0.5	0.6	12.1%	-37.0%
Between 31 and 90 days past due	0.0	0.0	0.0	-88.5%	-74.6%
+90 days past due	4.0	1.0	1.0	3.7%	-75.0%
Microcredit loans	5.0	1.5	1.6	4.3%	-67.7%
Gross loans	194,540.4	199,357.1	203,445.2	2.1%	4.6%
Interbank & overnight funds	453.0	1,601.1	1,430.2	-10.7%	215.7%
Total gross loans	194,993.4	200,958.2	204,875.3	1.9%	5.1%

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Report of 3Q2025 consolidated results Information reported in Ps billions and under IFRS

Our 30 days PDL to total loans was 4.6% for 3Q25, 4.8% for 2Q25 and 5.8% for 3Q24. The ratio of 90 days PDL to total loans was 3.4% for 3Q25, 3.5% for 2Q25 and 4.3% for 3Q24.

30 days past due loans	3Q24	2Q25	3Q25

Commercial	5.4%	4.4%	4.3%
Consumer	6.0%	5.1%	4.7%
Mortgages	7.0%	6.2%	6.2%
Microcredit	81.0%	65.4%	62.8%
Total loans	5.8%	4.8%	4.6%

90 days past due loans	3Q24	2Q25	3Q25

Commercial	4.7%	3.9%	3.7%
Consumer	3.5%	2.8%	2.7%
Mortgages	4.1%	3.6%	3.6%
Microcredit	80.6%	62.9%	62.5%
Total loans	4.3%	3.5%	3.4%

Loans classified as stage 2 and 3 were 10.9% for 3Q25, 11.5% for 2Q25 and 12.1% for 3Q24. Allowance for stage 2 and 3 loans / stage 2 and 3 loans were 31.9% for 3Q25, 31.5% for 2Q25 and 36.5% for 3Q24.

Loans by stages (%)	3Q24	2Q25	3Q25

Loans classified as Stage 2 / gross loans	5.0%	5.4%	5.1%
Loans classified as Stage 3 / gross loans	7.2%	6.1%	5.8%
Loans classified as Stage 2 and 3 / gross loans	12.1%	11.5%	10.9%
Allowance for Stage 1 loans / Stage 1 loans	1.1%	1.1%	1.1%
Allowance for Stage 2 loans / Stage 2 loans	13.5%	11.2%	11.1%
Allowance for Stage 3 loans / Stage 3 loans	52.4%	49.6%	49.8%
Allowance for Stage 2 and 3 loans / Stage 2 and 3 loans	36.5%	31.5%	31.9%

Grupo Aval’s coverage over its 90 days PDL was 1.3x for 3Q25, 2Q25, and 1.2x for 3Q24, coverage over its 30 days PDL was 1.0x in 3Q25, 1.0x for 2Q25 and 0.9x 3Q24.

Impairment loss, net of recoveries of charged off assets to average gross loans was 1.9% for 3Q25, 1.7% for 2Q25, and 1.9% 3Q24; this rate for consumer loans was 3.9% for 3Q25, 4.2% for 2Q25 and 4.3% for 3Q24, while for commercial loans was 1.0% for 3Q25, 0.4% for 2Q25 and 0.9% for 3Q24. Charge-offs to average gross loans was 2.4% for 3Q25, 3.1% for 2Q25, and 2.9% in 3Q24.

Coverage and cost of risk	3Q24	2Q25	3Q25

Allowance for impairment / 30 days PDL	0.9	1.0	1.0
Allowance for impairment / 90 days PDL	1.2	1.3	1.3
Allowance for impairment / gross loans (*)	5.4%	4.6%	4.4%

Impairment loss / average gross loans (*)	2.3%	2.2%	2.2%
Impairment loss, net of recoveries of charged-off assets / average gross loans (*)	1.9%	1.7%	1.9%

Charge-offs / average gross loans (*)	2.9%	3.1%	2.4%

(*) Gross loans exclude interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

10

Report of 3Q2025 consolidated results Information reported in Ps billions and under IFRS

1.2 Investment securities and trading assets

Total investment securities and trading assets increased 23.4% to Ps 70,067.5 billion between September 30th, 2025 and September 30th, 2024 and increased 8.0% versus June 30th, 2025.

A total of Ps 58,252.1 billion of our total portfolio is invested in debt securities, which increased by 23.9% between September 30th, 2025 and September 30th, 2024 and increased by 9.3% versus June 30th, 2025. Ps 10,271.1 billion of our total investment securities is invested in equity securities, which increased by 14.8% between September 30th, 2025 and September 30th, 2024 and by 0.6% versus June 30th, 2025.

Investment and trading assets	3Q24	2Q25	3Q25	Δ
				3Q25 vs. 2Q25	3Q25 vs. 3Q24
Debt securities	11,914.0	14,894.3	17,800.2	19.5%	49.4%
Equity securities	7,510.2	8,437.0	8,712.2	3.3%	16.0%
Derivative assets	810.4	1,337.7	1,544.2	15.4%	90.5%
Trading assets	20,234.6	24,668.9	28,056.6	13.7%	38.7%
Investments in debt securities at FVTPL (non compliant with SPPI test)	1.9	1.4	1.4	-1.0%	-26.0%
Debt securities at FVOCI	24,653.1	28,968.6	31,143.1	7.5%	26.3%
Equity securities at FVOCI	1,436.9	1,777.2	1,559.0	-12.3%	8.5%
Investments in securities at FVOCI	26,090.0	30,745.8	32,702.1	6.4%	25.3%
Investments in debt securities at AC	10,433.3	9,450.1	9,307.4	-1.5%	-10.8%
Investment and trading assets	56,759.8	64,866.2	70,067.5	8.0%	23.4%

The average yield on our debt and equity investment securities (trading assets, investments in debt securities at FVTPL, investments in securities at FVOCI and investments in debt securities at AC) was 10.8% for 3Q25, 8.8% for 2Q25 and 9.8% for 3Q24.

1.3 Cash and Cash Equivalents

As of September 30th, 2025 cash and cash equivalents had a balance of Ps 18,081.3 billion showing a decrease of 5.6% versus September 30th, 2024 and of 3.0% versus June 30th, 2025.

The ratio of cash and cash equivalents to customer deposits was 8.5% at September 30th, 2025, 8.8% at June 30th, 2025, and 9.8% at September 30th, 2024.

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Report of 3Q2025 consolidated results Information reported in Ps billions and under IFRS

1.4 Goodwill

Goodwill as of September 30th, 2025 was Ps 2,205.9 billion, decreasing by 0.4% versus September 30th, 2024 and by 0.2% versus June 30th, 2025.

1.5 Concession arrangement rights

These mainly reflect the value of road concessions recorded for the most part at Corficolombiana. As of September 30th, 2025, C.A.R. and other intangibles reached Ps 17,004.6 billion and grew by 2.3% versus September 30th, 2024 and 0.03% versus June 30th, 2025.

2. Liabilities

As of September 30th, 2025 Total Funding represented 93.4% of total liabilities and other liabilities represented 6.6%.

2.1 Funding

Total Funding (Total financial liabilities at amortized cost) which includes (i) Customer deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and others, (iv) Bonds issued, and (v) Borrowing from development entities, had a balance of Ps 288,719.1 billion as of September 30th, 2025, showing an increase of 8.1% versus September 30th, 2024 and of 2.9% versus June 30th, 2025. Total customer deposits represented 73.6% of total funding as of 3Q25, 75.5%% for 2Q25, and 73.4% for 3Q24.

Average cost of funds was 6.8% for 3Q25, 6.8% for 2Q25, and 7.9% for 3Q24.

2.1.1 Customer deposits

Customer deposits	3Q24	2Q25	3Q25	Δ
				3Q25 vs. 2Q25	3Q25 vs. 3Q24
Checking accounts	16,468.0	18,391.2	16,953.5	-7.8%	2.9%
Other deposits	344.4	767.5	670.6	-12.6%	94.7%
Non-interest bearing	16,812.4	19,158.7	17,624.0	-8.0%	4.8%
Checking accounts	6,560.2	6,458.0	6,690.2	3.6%	2.0%
Time deposits	94,680.1	101,458.8	103,219.0	1.7%	9.0%
Savings deposits	77,972.3	84,749.5	85,076.5	0.4%	9.1%
Interest bearing	179,212.6	192,666.3	194,985.7	1.2%	8.8%
Customer deposits	196,025.0	211,825.0	212,609.7	0.4%	8.5%

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Report of 3Q2025 consolidated results Information reported in Ps billions and under IFRS

Of our total customer deposits as of September 30th, 2025, checking accounts represented 11.1%, time deposits 48.5%, savings accounts 40.0%, and other deposits 0.3%.

The following table shows the customer deposits composition by segment.

Deposits / Segment($)	3Q24	2Q25	3Q25	Δ
				3Q25 vs. 2Q25	3Q25 vs. 3Q24
Banking services	190,280.5	206,355.1	207,563.4	0.6%	9.1%
Merchant Banking	9,004.6	8,688.9	8,287.1	-4.6%	-8.0%
Pension and Severance Fund Management	1.3	1.4	1.4	0.3%	8.3%
Holding	-	-	-	N.A	N.A
Eliminations	(3,261.4)	(3,220.3)	(3,242.2)	0.7%	-0.6%
Total Grupo Aval	196,025.0	211,825.0	212,609.7	0.4%	8.5%

Deposits / Segment (%)	3Q24	2Q25	3Q25
Banking services	97.1%	97.4%	97.6%
Merchant Banking	4.6%	4.1%	3.9%
Pension and Severance Fund Management	0.0%	0.0%	0.0%
Holding	0.0%	0.0%	0.0%
Eliminations	-1.7%	-1.5%	-1.5%
Total Grupo Aval	100.0%	100.0%	100.0%

2.1.2 Borrowings from Banks and Other (includes borrowings from development entities)

As of September 30th, 2025 borrowings from banks and other totaled Ps 27,019.7 billion, increasing 7.9% versus September 30th, 2024 and 2.6% versus June 30th, 2025. Over the year, Peso denominated borrowings from banks and others decreased by 1.2% and dollar denominated borrowings from banks and others increased 21.1% in dollar terms.

2.1.3 Bonds issued

Total bonds issued as of September 30th, 2025 totaled Ps 23,755.4 billion and decreased 3.7% versus September 30th, 2024 and 1.7% versus June 30th, 2025. Over the year, Peso denominated bonds increased by 0.5% and dollar denominated bonds increased by 0.1% in dollar terms.

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Report of 3Q2025 consolidated results Information reported in Ps billions and under IFRS

3. Non-controlling Interest

Non-controlling Interest in Grupo Aval reflects the minority stakes that third party shareholders hold in each of its most relevant consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana, Porvenir, Aval Fiduciaria, Aval Casa de Bolsa and Aval Banca de Inversión).

As of September 30th, 2025 non-controlling interest was Ps 16,224.8 billion which increased by 5.3% versus September 30th, 2024 and by 2.1% versus June 30th, 2025. Total non-controlling interest represents 46.8% of total equity as of 3Q25, compared to 47.2% in 2Q25 and 47.0% in 3Q24.

Total non-controlling interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

Percentage consolidated by Aval	3Q24	2Q25	3Q25	Δ
				3Q25 vs. 2Q25	3Q25 vs. 3Q24
Banco de Bogotá	68.9%	68.9%	68.9%	-	-
Banco de Occidente	72.3%	72.3%	72.3%	-	-
Banco Popular	93.7%	93.7%	93.9%	12.7	12.7
Banco AV Villas	79.9%	79.9%	79.9%	0.0	0.0
Porvenir	75.8%	75.8%	75.8%	0.0	0.0
Corficolombiana	40.5%	40.5%	40.5%	0.7	0.7
Aval Fiduciaria	40.5%	98.5%	98.5%	0.0	5,794.8
Aval Casa de Bolsa	62.2%	86.4%	86.4%	3.3	2,428.2
Aval Banca de Inversión	0.0%	82.2%	82.2%	0.2	8,216.0

4. Attributable Shareholders’ Equity

Attributable shareholders’ equity as of September 30th, 2025 was Ps 18,411.2 billion, showing an increase of 5.9% versus September 30th, 2024 and of 3.7% versus June 30th, 2025.

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Report of 3Q2025 consolidated results Information reported in Ps billions and under IFRS

Income Statement Analysis

Our net income attributable to the owners of the parent company for 3Q25 was Ps 521.0 billion showing a 5.3% increase versus 2Q25 and a 25.3% versus 3Q24.

Consolidated Statement of Income	3Q24	2Q25	3Q25	Δ
				3Q25 vs. 2Q25	3Q25 vs. 3Q24
Interest income	6,874.0	6,717.1	6,717.0	0.0%	-2.3%
Interest expense	5,206.0	4,695.9	4,844.9	3.2%	-6.9%
Net interest income	1,667.9	2,021.2	1,872.1	-7.4%	12.2%
Loans and other accounts receivable	1,096.4	1,118.6	1,112.3	-0.6%	1.4%
Other financial assets	(0.1)	10.3	0.1	-98.8%	-206.2%
Recovery of charged-off financial assets	(157.7)	(262.7)	(148.9)	-43.3%	-5.6%
Net impairment loss on financial assets	938.6	866.1	963.5	11.2%	2.7%
Net income from commissions and fees	881.8	910.0	983.0	8.0%	11.5%
Gross profit from sales of goods and services	523.3	493.4	462.6	-6.3%	-11.6%
Net trading income	498.2	564.4	521.0	-7.7%	4.6%
Net income from other financial instruments mandatory at FVTPL	82.1	89.3	89.3	0.0%	8.8%
Total other income	421.1	364.7	560.9	53.8%	33.2%
Total other expenses	2,064.8	2,309.3	2,277.5	-1.4%	10.3%
Net income before income tax expense	1,071.1	1,267.5	1,248.0	-1.5%	16.5%
Income tax expense	342.4	383.8	356.4	-7.1%	4.1%
Net income for the period	728.7	883.7	891.6	0.9%	22.4%
Non-controlling interest	313.0	388.7	370.6	-4.7%	18.4%
Net income attributable to owners of the parent	415.7	494.9	521.0	5.3%	25.3%

1. Net Interest Income

Net interest income	3Q24	2Q25	3Q25	Δ
				3Q25 vs. 2Q25	3Q25 vs. 3Q24
Interest income
Commercial	3,331.3	2,990.0	3,006.0	0.5%	-9.8%
Interbank and overnight funds	206.0	160.3	135.8	-15.3%	-34.1%
Consumer	2,277.9	2,265.3	2,289.0	1.0%	0.5%
Mortgages and housing leases	491.8	562.2	580.0	3.2%	17.9%
Microcredit	11.0	0.1	0.0	-62.2%	-99.7%
Loan portfolio	6,318.0	5,977.9	6,010.9	0.6%	-4.9%
Interests on investments in debt securities	555.9	739.2	706.1	-4.5%	27.0%
Total interest income	6,874.0	6,717.1	6,717.0	0.0%	-2.3%
Interest expense
Checking accounts	63.4	58.8	61.7	5.0%	-2.6%
Time deposits	2,337.5	2,204.1	2,253.1	2.2%	-3.6%
Savings deposits	1,364.9	1,139.0	1,118.6	-1.8%	-18.0%
Total interest expenses on deposits	3,765.7	3,401.9	3,433.3	0.9%	-8.8%
Interbank borrowings and overnight funds	467.0	375.7	519.8	38.3%	11.3%
Borrowings from banks and others	412.5	403.7	389.8	-3.4%	-5.5%
Bonds issued	449.4	420.1	411.7	-2.0%	-8.4%
Borrowings from development entities	111.4	94.5	90.3	-4.5%	-18.9%
Total interest expenses on financial obligations	1,440.3	1,294.1	1,411.6	9.1%	-2.0%
Total interest expense	5,206.0	4,695.9	4,844.9	3.2%	-6.9%
Net interest income	1,667.9	2,021.2	1,872.1	-7.4%	12.2%

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Report of 3Q2025 consolidated results Information reported in Ps billions and under IFRS

Our net interest income increased by 12.2% to Ps1,872.1 billion for 3Q25 versus 3Q24 and decrease by 7.4% versus 2Q25. The increase versus 3Q24 was derived mainly from a 6.9% decrease in total interest expense.

Net Interest Margin (NIM)	3Q24	2Q25	3Q25	Δ
				3Q25 vs. 2Q25	3Q25 vs. 3Q24
Consolidated
Net Interest Margin (NIM) (*)	3.89%	4.00%	4.35%	35	46
NIM on loans	4.20%	4.48%	4.42%	(6)	21
NIM on Investments	2.76%	2.44%	4.13%	169	137
Banking segment
Net Interest Margin (NIM) (*)	4.60%	4.57%	4.74%	17	15
NIM on loans	4.90%	5.04%	4.88%	(16)	(2)
NIM on Investments	3.19%	2.65%	4.22%	157	103

2. Impairment loss on financial assets, net

Our impairment loss on financial assets, net increased by 2.7% to Ps 963.5 billion for 3Q25 versus 3Q24 and by 11.2% versus 2Q25.

Net impairment loss on financial assets	3Q24	2Q25	3Q25	Δ
				3Q25 vs. 2Q25	3Q25 vs. 3Q24
Loans and other accounts receivable	1,096.4	1,118.6	1,112.3	-0.6%	1.4%
Other financial assets	(0.1)	10.3	0.1	-98.8%	N.A
Recovery of charged-off financial assets	(157.7)	(262.7)	(148.9)	-43.3%	-5.6%
Net impairment loss on financial assets	938.6	866.1	963.5	11.2%	2.7%

Our annualized gross cost of risk was 2.2% for 3Q25, 2.2% for 2Q25, and 2.3% 3Q24. Net of recoveries of charged-off assets our ratio risk was 1.9% for 3Q25, 1.7% for 2Q25, and 1.9% for 3Q24.

(*)Grupo Aval’s NIM without income from trading securities and investment in debt securities designated at fair value through profit and loss (non compliant with SPPI test) was 3.1% for 3Q25, 3.4% for 2Q25 and 2.9% for 3Q24.

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Report of 3Q2025 consolidated results Information reported in Ps billions and under IFRS

3. Total non-interest income

Total non-interest income	3Q24	2Q25	3Q25	Δ
				3Q25 vs. 2Q25	3Q25 vs. 3Q24
Income from commissions and fees
Banking fees (1)	680.6	711.0	744.2	4.7%	9.3%
Trust activities and management services	128.5	141.0	148.7	5.5%	15.8%
Pension and severance fund management	291.9	289.9	335.8	15.8%	15.0%
Bonded warehouse services	45.5	50.9	53.4	4.9%	17.3%
Total income from commissions and fees	1,146.5	1,192.9	1,282.2	7.5%	11.8%
Expenses from commissions and fees	264.7	282.9	299.1	5.7%	13.0%
Net income from commissions and fees	881.8	910.0	983.0	8.0%	11.5%

Income from sales of goods and services	2,606.5	2,505.6	2,515.8	0.4%	-3.5%
Costs and expenses from sales of goods and services	2,083.2	2,012.2	2,053.2	2.0%	-1.4%
Gross profit from sales of goods and services	523.3	493.4	462.6	-6.3%	-11.6%

Total trading investment income	740.2	580.1	1,031.8	77.9%	39.4%
Total derivatives income	(242.0)	(15.8)	(510.8)	N.A.	111.0%
Net trading income	498.2	564.4	521.0	-7.7%	4.6%
Net income from other financial instruments mandatory at FVTPL	82.1	89.3	89.3	0.0%	8.8%

Other income
Foreign exchange gains (losses), net	16.8	33.2	299.5	N.A.	N.A.
Net gain on sale of investments and OCI realization	115.2	(56.5)	34.1	-160.4%	-70.4%
Gain on the sale of non-current assets held for sale	10.8	7.1	3.1	-56.7%	-71.6%
Income from non-consolidated investments (2)	102.2	95.8	86.7	-9.4%	-15.2%
Net gains on asset valuations	9.9	14.0	18.6	33.6%	87.5%
Other income from operations	166.1	271.1	118.9	-56.1%	-28.4%
Total other income	421.1	364.7	560.9	53.8%	33.2%

Total non-interest income	2,406.5	2,421.8	2,616.9	8.1%	8.7%

(1) Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

3.1 Net income from commissions and fees

Net income from commissions and fees for 3Q25 totaled Ps 983.0 billion and increased by 11.5% versus 3Q24 and by 8.0% versus 2Q25. Income from commissions and fees increased by 11.8% to Ps 1,282.2 billion in 3Q25 versus 3Q24 and 7.5% versus 2Q25.

3.2 Gross profit from sales of goods and services

Gross profit from sales of goods and services (non-financial sector) decreased by 11.6% to Ps 462.6 billion for 3Q25 versus 3Q24 and by 6.3% quarterly.

The main driver behind the yearly and quarterly decrease is related to lower contribution from the infrastructure sector.

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Report of 3Q2025 consolidated results Information reported in Ps billions and under IFRS

3.3 Total other income from operations

Other income	3Q24	2Q25	3Q25	Δ
				3Q25 vs. 2Q25	3Q25 vs. 3Q24
Total derivatives income	(242.0)	(15.8)	(510.8)	N.A.	111.0%

Foreign exchange gains (losses), net	16.8	33.2	299.5	N.A.	N.A.

Derivatives and foreign exchange gains (losses), net (1)	(225.3)	17.5	(211.3)	N.A	-6.2%

Net gains on asset valuations	9.9	14.0	18.6	33.6%	87.5%
Net income from other financial instruments mandatory at FVTPL	82.1	89.3	89.3	0.0%	8.8%
Net gain on sale of investments and OCI realization	115.2	(56.5)	34.1	-160.4%	-70.4%
Gain on the sale of non-current assets held for sale	10.8	7.1	3.1	-56.7%	-71.6%
Income from non-consolidated investments (2)	102.2	95.8	86.7	-9.4%	-15.2%
Other income from operations	166.1	271.1	118.9	-56.1%	-28.4%

Total other income from operations	261.2	438.2	139.5	-68.2%	-46.6%

(1) Includes income from trading and hedging derivatives reflected as part of the net trading income on the statement of profit and loss.

(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

Total other income from operations for 3Q25 totaled Ps 135.9 billion, quarterly and yearly performance is driven by derivatives and foreign exchange losses, net, offset by our trading investment income.

4. Other expenses

Total other expenses for 3Q25 totaled Ps 2,277.5 billion and increased by 10.3% versus 3Q24 and decreased by 1.4% versus 2Q25. Our efficiency ratio measured as total other expenses to total income was 50.7% in 3Q25, 52.0% in 2Q25, and 50.7% for 3Q24.

General and administrative expenses for the quarter reached Ps 1,161.2 billion, increasing 16.1% over the year and decreasing 0.8% quarterly. Personnel expenses for the quarter reached Ps 854.4 billion, showing an increase of 4.8% over the year and of 1.4% quarterly.

The ratio of annualized total other expenses as a percentage of average total assets was 2.7% for 3Q25, 2.8% for 2Q25, and 2.6% for 3Q24.

5. Non-controlling Interest

Non-controlling interest in Grupo Aval mainly reflects the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana, Porvenir, Aval Fiduciaria, Aval Casa de Bolsa and Aval Banca de Inversión).

Non-controlling interest in the income statement was Ps 370.6 billion, showing a 18.4% increase versus 3Q24 and a 4.7% decrease versus 2Q25. In addition, the ratio of non-controlling interest to income before non-controlling interest was 41.6% in 3Q25, 44.0% in 2Q25 and 43.0% in 3Q24.

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Report of 3Q2025 Information reported in Ps billions and under IFRS

Information related to Grupo Aval Acciones y Valores S.A. (Holding Company) and Grupo Aval Limited

The holding company recorded a total gross indebtedness(*) of Ps 1,610.1 billion (Ps 402.1 billion of bank debt and Ps 1,208.0 billion of bonds denominated in Colombian pesos) as of September 30th, 2025. It also guarantees irrevocably and unconditionally Grupo Aval Limited’s (144A / Reg S) 2030 (USD 1.0 billion) bonds under its respective indentures. As of September 30th, 2025, the total amount outstanding (including interests payable) of such bonds was USD 1.0 billion, or Ps 3,931.8 billion when converted into pesos.

The debt at Grupo Aval Limited is serviced with interest income on loans, investments and cash & cash equivalents. Grupo Aval Limited has not required, to this date, cash from Grupo Aval Acciones y Valores S.A. to fulfill its obligations.

When combined, Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. had Ps 638.8 billion of total liquid assets, a total gross indebtedness of Ps 5,541.9 billion and a net indebtedness of Ps 4,903.1 billion as of September 30th, 2025. In addition to liquid assets, it has Ps 1,059.4 billion in loans with related parties, Ps 101.4 billion in subordinated instruments and Grupo Aval Ltd. has Ps 2,049.9 billion in investments in AT1 instruments.

Total Liquid assets as of September 30, 2025
Cash and cash equivalents	512.8
Fixed income investments	126.0
Total liquid assets	638.8

As of September 30th, 2025 our combined double leverage (calculated as investments in subsidiaries at book value, subordinated loans to subsidiaries, AT1 investments, and goodwill as a percentage of shareholders' equity) was 120.6%. Finally, we present an evolution of our key ratios on a combined basis:

Debt service coverage and leverage ratios	3Q24	2Q25	3Q25	Δ
				3Q25 vs. 2Q25	3Q25 vs. 3Q24
Contribution of Investments in Subsidiaries to double leverage	110.1%	110.5%	109.2%	-0.01	-0.01
Contribution of Investments in AT1 Instruments to double leverage	12.2%	11.6%	11.4%	0.00	-0.01
Double Leverage (1)	122.4%	121.1%	120.6%	-0.01	-0.02
Net debt / Core earnings (2)(3)	4.83x	3.66x	4.72x	1.06	-0.11
Net debt / Cash dividends (2)(3)	9.34x	5.63x	8.05x	2.42	-1.29
Core Earnings / Interest Expense (2)	2.94x	3.99x	3.14x	-0.85	0.20

(*) Grupo Aval Ltd extended US$ 270 million loans to Grupo Aval Acciones y Valores S.A. which is eliminated in the combined figures of Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. (1) Double leverage is calculated as investments in subsidiaries at book value, subordinated and AT1 loans or investments and goodwill as a percentage of shareholders' equity; (2) Core earnings are defined as annualized recurring cash flow from dividends, investments and net operating income; (3) Net debt is calculated as total gross debt minus cash and cash equivalents and fixed income investments

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Report of 3Q2025 Information reported in Ps billions and under IFRS

GRUPO AVAL ACCIONES Y VALORES S.A.

Separate Financial Statements

Below, we present a summary of our financial statements at the separate level by the end of the third quarter of 2025. The results presented are in accordance with the Colombian International Financial Reporting Standards (Colombian IFRS). The information reported below is expressed in Colombian Pesos (Ps) billion, except where otherwise indicated.

Assets

The assets are mainly represented by the interests we have in Banco de Bogotá (68.9%), Banco de Occidente (72.3%), Banco Popular (93.7%), Banco AV Villas (79.9%), AFP Porvenir (20.0%), Corficolombiana (8.7%), Aval Fiduciaria (94.5%), Aval Casa de Bolsa (40.8%), Aval Banca de Inversión (70.0%) and 100.0% of Grupo Aval Ltd. (GAL).

Total assets as of September 30th, 2025 totaled Ps 22,003.0 billion, increasing 4.6% or Ps 968.2 billion versus September 30th, 2024 and 2.3% or Ps 500.7 billion versus June 30th, 2025. The annual variation is mainly explained by the annual increase of Ps 1,170.3 billion in in investments in subsidiaries and associates.

Liabilities

Total liabilities as of September 30th, 2025 totaled Ps 3,072.3 billion, decreasing 3.8% or Ps 120.8 billion versus September 30th, 2024 and 5.0% or Ps 162.7 billion versus June 30th, 2025. Quarterly variation is mainly driven by a 29.8% decrease in accounts payable related to dividends.

Equity

As of September 30th, 2025 , shareholders' equity was Ps 18,930.7 billion, 6.1% higher than reported on September 30th, 2024 and 3.6% compared to the equity reported as of June 30th, 2025.

Net Income

Net income in our separate financial statements is derived primarily from equity method income from our investments and other income, net of the Holding's operating, financial and tax expenses.

During the 3Q25 we presented a net profit from of Ps 542.8 billion, increasing 34.3% versus 3Q24. The increase in profits is explained by a higher income from equity method.

Results for the 3Q25 reflect a positive trend in our banking segment (NIM, asset quality, and cost of risk), along with positive performance in our pension and severance fund management segment.

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Report of 3Q2025 Information reported in Ps billions and under IFRS

RISK MANAGEMENT

During the third quarter of 2025, there were no material changes in the degree of exposure to the relevant risks disclosed in the report as of June 2025, nor have any new relevant risks been identified that merit disclosure as of September 30th , 2025, according to the instructions given in paragraph 8.4.1.2.1 of Exhibit 1 «Información periódica de los emisores» in Chapter I of Title V of Part III of the Basic Legal Circular «Registro Nacional de Valores y Emisores – RNVE.

QUANTITATIVE AND QUALITATIVE ANALYSIS OF MARKET RISK

During the third quarter of 2025, there were no material changes in the degree of exposure to the relevant risks disclosed in the report as of June 2025, nor have any new relevant risks been identified that merit disclosure as of September 30th , 2025, according to the instructions given in paragraph 8.4.1.2.1 of Exhibit 1 «Información periódica de los emisores» in Chapter I of Title V of Part III of the Basic Legal Circular «Registro Nacional de Valores y Emisores – RNVE.

ESG

In terms of ESG, during this quarter there were no material changes that should be reported

CORPORATE GOVERNANCE

In terms of corporate governance, during this quarter there were no material changes that should be reported

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Report of 3Q2025 Information reported in Ps billions and under IFRS

DEFINITIONS

Cost of Risk calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans

Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income

Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income.

Gross loans excludes interbank and overnight funds.

Interest Earning Assets are calculated as the sum of average gross loans, average interbanks and average investments.

Net Interest Income is the difference between Total Interest Income and Total Interest Expense.

Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets.

NIM on Loans is calculated as Net Interest Income on Loans to Average loans and financial leases.

NIM on Investments is calculated as Net Interest income on fixed income securities, net trading income from equity and fixed income investment securities held for trading through profit and on interbank and overnight funds to Average securities and Interbank and overnight funds

Non-controlling interest refers to the participation of minority shareholders in a subsidiary’s equity or net income.

ROAA is calculated as annualized Net Income divided by average of total assets.

ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity.

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Report of 3Q2025 Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.
Consolidated Financial Statements Under IFRS
Financial Statements Under IFRS
Information in Ps. Billions
Consolidated Statement of Financial Position	3Q24	2Q25	3Q25	Δ
				3Q25 vs. 2Q25	3Q25 vs. 3Q24

Cash and cash equivalents	19,151.9	18,633.9	18,081.3	-3.0%	-5.6%

Investment and trading assets
Debt securities	11,914.0	14,894.3	17,800.2	19.5%	49.4%
Equity securities	7,510.2	8,437.0	8,712.2	3.3%	16.0%
Derivative assets	810.4	1,337.7	1,544.2	15.4%	90.5%
Trading assets	20,234.6	24,668.9	28,056.6	13.7%	38.7%
Investments in debt securities at FVTPL (non compliant with SPPI test)	1.9	1.4	1.4	-1.0%	-26.0%
Investments in securities at FVOCI	26,090.0	30,745.8	32,702.1	6.4%	25.3%
Investments in debt securities at AC	10,433.3	9,450.1	9,307.4	-1.5%	-10.8%
Investment securities	36,525.2	40,197.3	42,010.9	4.5%	15.0%
Hedging derivatives assets	71.8	40.0	36.6	-8.4%	-49.0%

Gross loans
Commercial loans	113,251.3	114,612.9	116,758.8	1.9%	3.1%
Commercial loans	112,798.3	113,011.8	115,328.6	2.1%	2.2%
Interbank & overnight funds	453.0	1,601.1	1,430.2	-10.7%	N.A.
Consumer loans	61,133.1	62,725.1	63,668.3	1.5%	4.1%
Mortgages loans	20,604.0	23,618.6	24,446.7	3.5%	18.6%
Microcredit loans	5.0	1.5	1.6	4.3%	-67.7%
Total gross loans	194,993.4	200,958.2	204,875.3	1.9%	5.1%
Loss allowance	(10,438.8)	(9,152.7)	(9,006.3)	-1.6%	-13.7%
Total loans, net	184,554.6	191,805.5	195,869.0	2.1%	6.1%

Other accounts receivable, net	27,779.0	27,337.6	26,720.8	-2.3%	-3.8%
Non-current assets held for sale	87.1	67.5	88.2	30.7%	1.2%
Investments in associates and joint ventures	1,280.5	1,262.7	1,273.1	0.8%	-0.6%

Own-use property, plant and equipment for own-use and given in operating lease, net	4,542.5	4,587.2	4,556.6	-0.7%	0.3%
Right-of-use assets	1,372.7	1,357.7	1,317.0	-3.0%	-4.1%
Investment properties	1,018.9	1,029.4	1,013.4	-1.6%	-0.5%
Biological assets	238.5	243.3	246.8	1.5%	3.5%
Tangible assets	7,172.7	7,217.4	7,133.7	-1.2%	-0.5%

Goodwill	2,215.2	2,211.2	2,205.9	-0.2%	-0.4%
Concession arrangement rights	13,998.9	14,148.6	14,121.6	-0.2%	0.9%
Other intangible assets	2,620.1	2,851.3	2,883.0	1.1%	10.0%
Intangible assets	18,834.2	19,211.0	19,210.5	0.0%	2.0%

Current	3,037.9	3,234.8	3,619.2	11.9%	19.1%
Deferred	1,351.0	1,483.8	1,200.8	-19.1%	-11.1%
Income tax assets	4,388.9	4,718.6	4,820.0	2.1%	9.8%

Other assets	535.0	537.8	540.1	0.4%	0.9%
Total assets	320,615.6	335,698.4	343,840.8	2.4%	7.2%

Trading liabilities	983.4	1,259.1	1,438.9	14.3%	46.3%
Hedging derivatives liabilities	25.0	36.0	24.4	-32.3%	-2.2%

Customer deposits	196,025.0	211,825.0	212,609.7	0.4%	8.5%
Checking accounts	23,028.2	24,849.2	23,643.7	-4.9%	2.7%
Time deposits	94,680.1	101,458.8	103,219.0	1.7%	9.0%
Savings deposits	77,972.3	84,749.5	85,076.5	0.4%	9.1%
Other deposits	344.4	767.5	670.6	-12.6%	94.7%
Financial obligations	70,991.3	68,733.9	76,109.4	10.7%	7.2%
Interbank borrowings and overnight funds	21,296.0	18,247.8	25,334.2	38.8%	19.0%
Borrowings from banks and others	21,027.4	22,038.7	22,664.1	2.8%	7.8%
Bonds issued	24,658.7	24,159.7	23,755.4	-1.7%	-3.7%
Borrowings from development entities	4,009.2	4,287.7	4,355.6	1.6%	8.6%
Total financial liabilities at amortized cost	267,016.2	280,558.9	288,719.1	2.9%	8.1%

Legal related	202.0	182.2	171.4	-5.9%	-15.2%
Other provisions	791.9	814.2	802.4	-1.4%	1.3%
Provisions	994.0	996.5	973.8	-2.3%	-2.0%

Current	166.2	68.3	140.7	106.1%	-15.3%
Deferred	5,688.4	5,710.1	5,693.6	-0.3%	0.1%
Income tax liabilities	5,854.7	5,778.4	5,834.3	1.0%	-0.3%
Employee benefits	1,045.1	951.9	1,099.7	15.5%	5.2%
Other liabilities	11,906.6	12,467.4	11,114.5	-10.9%	-6.7%
Total liabilities	287,824.9	302,048.2	309,204.8	2.4%	7.4%
Equity attributable to owners of the parent	17,386.5	17,759.5	18,411.2	3.7%	5.9%
Non-controlling interest	15,404.3	15,890.7	16,224.8	2.1%	5.3%
Total equity	32,790.8	33,650.2	34,636.0	2.9%	5.6%
Total liabilities and equity	320,615.6	335,698.4	343,840.8	2.4%	7.2%

Find in our website https://www.grupoaval.com/investor-relations/financial-results, under Quarterly results -> Information for Local Investors, our consolidated and separate financial statements and accompanying notes.

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Report of 3Q2025 Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.
Consolidated Financial Statements Under IFRS
Financial Statements Under IFRS
Information in Ps. Billions
Consolidated Statement of Income	YTD 2024	YTD 2025	Δ	3Q24	2Q25	3Q25	Δ
			2025 vs. 2024				3Q25 vs. 2Q25	3Q25 vs. 3Q24
Interest income
Loan portfolio	19,356.7	17,926.8	-7.4%	6,318.0	5,977.9	6,010.9	0.6%	-4.9%
Interests on investments in debt securities	1,992.3	2,098.3	5.3%	555.9	739.2	706.1	-4.5%	27.0%
Total interest income	21,349.0	20,025.1	-6.2%	6,874.0	6,717.1	6,717.0	0.0%	-2.3%

Interest expense
Checking accounts	200.6	179.0	-10.7%	63.4	58.8	61.7	5.0%	-2.6%
Time deposits	7,287.1	6,628.9	-9.0%	2,337.5	2,204.1	2,253.1	2.2%	-3.6%
Savings deposits	4,249.2	3,365.6	-20.8%	1,364.9	1,139.0	1,118.6	-1.8%	-18.0%
Total interest expenses on deposits	11,736.8	10,173.5	-13.3%	3,765.7	3,401.9	3,433.3	0.9%	-8.8%

Interbank borrowings and overnight funds	1,294.6	1,286.6	-0.6%	467.0	375.7	519.8	38.3%	11.3%
Borrowings from banks and others	1,312.3	1,211.5	-7.7%	412.5	403.7	389.8	-3.4%	-5.5%
Bonds issued	1,340.4	1,250.6	-6.7%	449.4	420.1	411.7	-2.0%	-8.4%
Borrowings from development entities	395.4	279.4	-29.3%	111.4	94.5	90.3	-4.5%	-18.9%
Total interest expenses on financial obligations	4,342.7	4,028.0	-7.2%	1,440.3	1,294.1	1,411.6	9.1%	-2.0%
Total interest expense	16,079.5	14,201.5	-11.7%	5,206.0	4,695.9	4,844.9	3.2%	-6.9%
Net interest income	5,269.6	5,823.5	10.5%	1,667.9	2,021.2	1,872.1	-7.4%	12.2%

Impairment losses (recoveries) on financial assets
Loans and other accounts receivable	3,707.8	3,384.9	-8.7%	1,096.4	1,118.6	1,112.3	-0.6%	1.4%
Other financial assets	3.1	1.9	-40.4%	(0.1)	10.3	0.1	-98.8%	N.A
Recovery of charged-off financial assets	(426.1)	(554.4)	30.1%	(157.7)	(262.7)	(148.9)	-43.3%	-5.6%
Net impairment loss on financial assets	3,284.9	2,832.4	-13.8%	938.6	866.1	963.5	11.2%	2.7%
Net interest income, after impairment losses	1,984.7	2,991.2	50.7%	729.4	1,155.0	908.6	-21.3%	24.6%

Income from commissions and fees
Banking fees (1)	2,059.4	2,154.1	4.6%	680.6	711.0	744.2	4.7%	9.3%
Trust activities and management services	367.9	420.2	14.2%	128.5	141.0	148.7	5.5%	15.8%
Pension and severance fund management	863.4	945.4	9.5%	291.9	289.9	335.8	15.8%	15.0%
Bonded warehouse services	135.5	152.3	12.4%	45.5	50.9	53.4	4.9%	17.3%
Total income from commissions and fees	3,426.3	3,672.0	7.2%	1,146.5	1,192.9	1,282.2	7.5%	11.8%
Expenses from commissions and fees	751.6	878.6	16.9%	264.7	282.9	299.1	5.7%	13.0%
Net income from commissions and fees	2,674.7	2,793.4	4.4%	881.8	910.0	983.0	8.0%	11.5%

Income from sales of goods and services	7,825.3	7,714.1	-1.4%	2,606.5	2,505.6	2,515.8	0.4%	-3.5%
Costs and expenses from sales of goods and services	5,856.8	6,078.3	3.8%	2,083.2	2,012.2	2,053.2	2.0%	-1.4%
Gross profit from sales of goods and services	1,968.5	1,635.8	-16.9%	523.3	493.4	462.6	-6.3%	-11.6%

Total trading investment income	1,187.8	1,922.9	61.9%	740.2	580.1	1,031.8	77.9%	39.4%
Total derivatives income	(109.2)	(603.9)	N.A.	(242.0)	(15.8)	(510.8)	N.A.	111.0%
Net trading income	1,078.6	1,318.9	22.3%	498.2	564.4	521.0	-7.7%	4.6%
Net income from other financial instruments mandatory at FVTPL	268.8	275.4	2.5%	82.1	89.3	89.3	0.0%	8.8%

Other income
Foreign exchange gains (losses), net	(213.3)	591.8	N.A	16.8	33.2	299.5	N.A.	N.A.
Net gain on sale of investments and OCI realization	161.9	(28.0)	-117.3%	115.2	(56.5)	34.1	-160.4%	-70.4%
Gain on the sale of non-current assets held for sale	20.0	10.9	-45.6%	10.8	7.1	3.1	-56.7%	-71.6%
Income from non-consolidated investments (2)	424.2	409.1	-3.6%	102.2	95.8	86.7	-9.4%	-15.2%
Net gains on asset valuations	35.1	40.4	15.1%	9.9	14.0	18.6	33.6%	87.5%
Other income from operations	405.1	498.0	22.9%	166.1	271.1	118.9	-56.1%	-28.4%
Total other income	833.0	1,522.2	82.7%	421.1	364.7	560.9	53.8%	33.2%

Other expenses
Loss on the sale of non-current assets held for sale	1.0	1.4	41.4%	0.4	0.3	0.9	156.4%	145.6%
Personnel expenses	2,374.5	2,527.5	6.4%	814.9	842.5	854.4	1.4%	4.8%
General and administrative expenses	3,211.1	3,493.8	8.8%	1,000.5	1,171.0	1,161.2	-0.8%	16.1%
Depreciation and amortization	525.2	591.5	12.6%	176.0	201.0	201.3	0.2%	14.4%
Impairment loss on other assets	4.5	6.6	45.1%	1.9	0.5	3.9	N.A.	106.0%
Other operating expenses	157.6	220.4	39.9%	71.2	94.1	55.8	-40.7%	-21.6%
Total other expenses	6,273.9	6,841.2	9.0%	2,064.8	2,309.3	2,277.5	-1.4%	10.3%

Net income before income tax expense	2,534.3	3,695.8	45.8%	1,071.1	1,267.5	1,248.0	-1.5%	16.5%
Income tax expense	883.3	1,119.3	26.7%	342.4	383.8	356.4	-7.1%	4.1%
Net income for the period	1,651.1	2,576.5	56.1%	728.7	883.7	891.6	0.9%	22.4%

Net income for the period attibutable to:

Non-controlling interest	917.3	1,199.1	30.7%	313.0	388.7	370.6	-4.7%	18.4%

Net income attributable to owners of the parent	733.7	1,377.4	87.7%	415.7	494.9	521.0	5.3%	25.3%

(1) Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

Find in our website https://www.grupoaval.com/investor-relations/financial-results, under Quarterly results -> Information for Local Investors, our consolidated and separate financial statements and accompanying notes.

24

Report of 3Q2025 Information reported in Ps billions and under IFRS

GRUPO AVAL ACCIONES Y VALORES S.A.
Separate Financial Statements
Financial Statements Under Colombian IFRS
Information in Ps. Billions

Separate Statement of Financial Position	3Q24	2Q25	3Q25	Δ
				3Q25 vs. 2Q25	3Q25 vs. 3Q24

Current assets

Cash and cash equivalents	145.6	175.0	55.6	-68.2%	-61.8%
Trading securities	0.3	0.5	0.5	12.2%	65.2%
Financial assets at amortized cost	35.8	36.1	39.0	7.8%	8.7%
Accounts receivable from related parties	477.8	1,572.5	1,368.9	-13.0%	186.5%
Taxes paid in advance	0.0	19.7	23.1	17.3%	N.A
Other accounts receivable	0.0	0.0	0.0	N.A.	-18.8%
Other non-financial assets	0.1	0.1	0.1	-6.9%	-30.2%
Total current assets	659.8	1,803.9	1,487.2	-17.6%	125.4%

Non-current Assets
Non trading investments	0.0	0.0	101.1	N.A	N.A
Investments in subsidiaries and associates	19,232.7	19,685.8	20,403.0	3.6%	6.1%
Accounts receivable from related parties	1,128.1	0.0	0.0	N.A	-100.0%
Property and equipment, net	14.2	12.1	11.8	-2.7%	-17.0%
Deferred tax assets	0.0	0.4	0.0	-100.0%	N.A
Total non-current Assets	20,375.0	19,698.3	20,515.9	4.2%	0.7%
Total assets	21,034.8	21,502.3	22,003.0	2.3%	4.6%

Liabilities and shareholders' equity
Current liabilities
Borrowings at amortized cost	17.0	1,109.2	1,069.8	-3.6%	N.A.
Outstanding bonds at amortized cost	234.1	15.1	8.0	-47.0%	-96.6%
Accounts payable	390.9	549.3	385.9	-29.8%	-1.3%
Employee benefits	2.7	2.5	3.2	25.6%	18.2%
Tax liabilities	13.1	11.1	7.8	-29.4%	-40.2%
Other non-financial liabilities	1.2	1.2	1.2	0.0%	0.0%
Total current liabilities	659.0	1,688.5	1,475.9	-12.6%	124.0%

Long-term liabilities
Deferred tax liability	0.1	0.0	0.0	N.A	-66.0%
Borrowings at amortized cost	1,634.0	346.5	396.3	14.4%	-75.7%
Outstanding bonds	900.0	1,200.0	1,200.0	0.0%	33.3%
Total long-term liabilities	2,534.0	1,546.5	1,596.3	3.2%	-37.0%
Total liabilities	3,193.0	3,235.0	3,072.3	-5.0%	-3.8%

Total shareholders' equity	17,841.7	18,267.3	18,930.7	3.6%	6.1%

Total liabilities and shareholders' equity	21,034.8	21,502.3	22,003.0	2.3%	4.6%

GRUPO AVAL ACCIONES Y VALORES S.A.
Separate Financial Statements
Financial Statements Under Colombian IFRS
Information in Ps. Billions

Separate Statement of Financial Position	YTD 2024	YTD 2025	Δ	3Q24	0	2Q25	0	3Q25	0	Δ
			2025 vs. 2024							3Q25 vs. 2Q25	3Q25 vs. 3Q24
Operating revenue
Equity method income, net	698.8	1,379.5	97.4%	395.4		494.2		536.9		8.6%	35.8%
Other revenue from ordinary activities	320.5	266.3	-16.9%	106.7		88.6		88.8		0.2%	-16.7%
Total operating revenue	1,019.3	1,645.8	61.5%	502.1		582.9		625.8		7.4%	24.6%

Expenses, net
Administrative expenses	59.5	64.3	8.1%	18.1		21.6		21.7		0.5%	19.4%
Other expenses	-0.3	-0.1	-56.2%	-0.3		0.4		-0.6		N.A	110.5%
Losses from exchange differences	-2.8	4.6	N.A	-0.3		1.1		1.5		29.1%	N.A
Operating income	962.9	1,577.0	63.8%	17.6		23.0		22.5		-2.3%	28.3%

Financial expenses	208.1	167.4	-19.5%	66.6		55.9		55.7		-0.2%	-16.4%

Earnings before taxes	754.8	1,409.6	86.7%	417.9		503.9		547.5		8.6%	31.0%
Income tax expense	38.7	13.7	-64.6%	13.7		4.6		4.7		3.7%	-65.5%

Net income	716.2	1,395.9	94.9%	404.2		499.4		542.8		8.7%	34.3%

Find in our website https://www.grupoaval.com/investor-relations/financial-results, under Quarterly results -> Information for Local Investors, our consolidated and separate financial statements and accompanying notes.

25

Report of 3Q2025

Investor Relations Contact

INVESTORRELATIONS@grupoaval.com

Nicolás Noreña

Strategic Planning and Investor Relations Senior Manager

Tel: 601 743 32 22

E-mail: nnorena@grupoaval.com

Simón Franky

Investor Relations and Finance Director Tel: 601 743 32 22

Email sfranky@grupoaval com

Santiago Fonseca

Financial Planning and Investor Relations Analyst

Tel: 601 743 32 22

Email safonseca@grupoaval com

26

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2025

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel